Global Equity International, Inc.
                          X3 Jumeirah Bay, Office 3305
                              Jumeirah Lake Towers,
                                   Dubai, UAE

                               December 24, 2014.

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Mr. Robert F. Telewicz, Jr.
           Senior Staff Accountant.

           Ms. Shannon Sobotka. Staff Accountant.

Re: Global Equity International, Inc.
    Form 10-K for the fiscal year ended December 31, 2013
    Filed on March 31, 2014
    File No. 000-54557

Dear Madam and Sir,

     This letter is a further response to your letter to this registrant of December 19, 2014, regarding the above-referenced matter ("Comment Letter"). The purpose of this letter is to resolve Staff comments in the Comment Letter.

     Our responses to the Comment Letter are as follows:

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results for the Twelve Month's Ended December 31, 2013, page30

1) We have reviewed your response to our prior comment 3. Item 10(e) of Regulation S-K indicates that an item cannot be identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given that the company has incurred similar charges in the prior year please revise your disclosure in future filings to remove the reference to non-recurring.

Response:

We will revise our disclosure in future filings ensuring to remove the "non-recurring" reference.

     In responding to your comments, we acknowledge that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq.

     Mr. Wise's contact information is set forth below:

     Law Offices of David E. Wise
     Attorney at Law
     The Colonnade
     9901 IH-10 West, Suite 800
     San Antonio, Texas 78230
     Telephone:  (210) 558-2858
     Facsimile: (210) 579-1775
     Email: wiselaw@verizon.net

Sincerely,


/s/ Enzo Taddei
-------------------------------
Enzo Taddei
Chief Financial Officer

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